VIA EDGAR

June 10, 2015

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Carlos Pacho, Senior Assistant Chief Accountant

Re:    Healthcare Services Group, Inc. (the “Company” or “we”)
Form 10-K for the Year Ended December 31, 2014
Filed on February 19, 2015
File No. 000-12015

Dear Mr. Pacho:

This letter responds to your letter dated April 29, 2015, which sets forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company's Annual Report on Form 10-K for the year ended December 31, 2014 (the “2014 Form 10-K”).

For your convenience, we have included each of the Staff's comments in italics before the corresponding response. The Staff's comments and the Company's responses thereto are numbered to correspond with the paragraphs numbered in your April 29, 2015 letter. Where indicated below, the Company intends to draft its disclosure in future filings with the Commission under the Securities Exchange Act of 1934, as amended, to reflect the positions explained in the comment responses below.

Pursuant to your letter dated April 29, 2015, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the year ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Accrued Insurance Claims, page 29

1.
We note that in 2014 you recorded a one-time, non-cash adjustment of $37,416,000 related to a change in estimate due to a change in reserve methodology through the utilization of a third party actuary. In light of the significance of the reserve estimates, please tell us what changes were made to your methodology, Please discuss any changes in the assumptions used, underlying factors that may have caused such changes and the actuarial methodology used before and after the change.

Response:

The Company has considered the following authoritative guidance regarding the change in its self-insurance reserve methodology, including the justification and underlying factors that caused such changes.

ASC 820, Fair Value Measurements

ASC 820-10-35-25 — Valuation techniques used to measure fair value shall be applied consistently. However, a change in a valuation technique or its application (for example, a change in its weighting when multiple valuation techniques are used or a change in an adjustment applied to a valuation technique) is appropriate if the change results in a measurement that is equally or more representative of fair value in the circumstances. That might be the case if, for example, any of the following events take place:
a. New markets develop.
b. New information becomes available.
c. Information previously used is no longer available.
d. Valuation techniques improve.
e. Market conditions change.
ASC 820-10-35-26 — Revisions resulting from a change in the valuation technique or its application should be accounted for as a change in accounting estimate.

Management Response

Prior to 2014, the Company’s method of estimating the self-insurance reserve accrual was based on the ultimate liability as reported by our insurance companies. Specific details regarding workers’ compensation and general liability are as follows:

•
Workers’ Compensation - we recorded a reserve based on the present value of estimated future cost of claims and related expenses that have been reported but not settled, including an estimate of claims incurred but not reported that are developed as a result of a review of our historical data and open claims. The present value of the payout was determined by applying an 8% discount factor against the estimated value of the claims over the estimated remaining pay-out period.

•
General Liability - we recorded a reserve for the estimated ultimate amounts to be paid for known claims and claims incurred but not reported as of the balance sheet date. The estimated ultimate reserve amount recorded was derived from the estimated claim reserves provided by our insurance carrier reduced by an historical experience factor.

Historically, the Company has consistently applied its valuation techniques and estimates related to claim reserves and developments. In recent periods, the Company’s self-insurance reserve accruals were unfavorably impacted by, both, an increase in revenues in our Dietary segment and growth in our business within certain states. From 2004 through 2008, our Dietary segment accounted for approximately 20% of the Company’s consolidated revenue. From 2009 through 2013, the Company experienced incremental growth in its Dietary segment, ranging from 12%-45% year-over-year growth and accounted for approximately 34% of the Company’s consolidated revenue by 2013. As of December 31, 2014, our Dietary segment revenue accounted for 35% of the Company’s consolidated revenue. This growth, which was supported by a larger staff, resulted in an increase in the number and severity of claims from Dietary more so than the increase in our Housekeeping segment. We believe that this increase in the number and severity of claims is mainly due to the increased risk of injury associated with the job duties of our Dietary segment such as the preparation of food and kitchen work conditions, including wet floors and equipment temperatures, compared to the job duties of a housekeeper.

Furthermore, we noted that the claims initiated and received from certain states increased during the same time period mainly due to the overall increase in revenue, our presence within certain states and the comparatively higher insurance risks in such states. From a claims data perspective, both Dietary and Housekeeping segments experienced a significantly higher cost per claim (partially impacted by the U.S. health care inflation rate), resulting in future unfavorable developments not adequately represented at the inception of the claim.

In light of the sustained adverse impact that these market factors and trends had on the severity of our claims, management determined in the third quarter of 2014 that the use of a third party actuary would further enhance its self-insurance estimation process. We believe that the actuarial analysis more accurately captures future claim development by utilizing loss development techniques, analyzing case reserve developments and expected losses, and estimating the frequency and severity of claims. Our third party actuary uses several methods for developing such estimates of ultimate historical losses and indicated loss reserves. Their approach relies upon actual loss development patterns for the Company and is augmented with industry benchmark loss development patterns based on insurance industry sources and patterns to project ultimate losses. The outcomes of these methods produce a range of indicated reserves. The change in valuation methodology was to ensure that the business and market factors described above were more accurately captured in our estimate of claims incurred but not reported.

Accordingly, the Company concludes that with an increase in revenue particularly within the Dietary segment and its increased share compared to our consolidated revenues and continued growth in claims from certain states, necessitated the use of a third party actuary and the justification for the change in valuation technique to provide a more accurate representation of claims and their development patterns.

Financial Statements

Notes to Consolidated Financial Statements

Note 4. Goodwill and Other Intangible Assets, page 49

2.
We note you amortized customer relationships acquired through Platinum Health Service PEO, LLC on a straight- line basis. Please explain to us in detail how a straight-line method of amortization reflects the pattern in which the economic benefits are consumed or otherwise used up, as described in ASC 350-30-35-6. We note on page 4 that that your agreements with clients are typically on a one year service term.

Response:

The Company has considered the following authoritative guidance regarding its amortized customer relationships acquired through Platinum Health Services, LLC (“PHS”) and Platinum Health Services PEO, LLC (“PHS PEO”) (collectively “Platinum”).

ASC 350 Intangibles-Goodwill and Other

ASC 350-30-35-6 — A recognized asset shall be amortized over its useful life to the reporting entity unless that life is determined to be indefinite. If an intangible asset has a finite useful life, but the precise length of that life is not known, that intangible asset shall be amortized over the best estimate of its useful life. The method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. If that pattern cannot be reliably determined, a straight-line amortization method shall be used.

Management Response

The Company notes that PHS was established in 2009 and PHS PEO was established in 2011. Due to the lack of operational history by Platinum, the Company was unable to determine a precise length of time related to the pattern in which the economic benefits of the acquired intangible assets would be consumed. In addition, as an industry benchmark, the Company analyzed the economic benefit and tenure of its existing client base during the Platinum measurement period. However, despite the Company’s renewable one year service terms, continued year-over-year organic revenue growth and changes to clients operated by a particular management company, Management could not reliably determine the pattern of economic benefits. Therefore, in accordance with the appropriate authoritative guidance, the Company used its best estimate to determine useful life on a straight-line basis. The Company considers its relationship with clients to be good and notes that its historical retention rate is generally in excess of 90%. Accordingly, the Company concludes that a 10-year straight-line amortization basis of its Platinum customer relationships is appropriate.

Note 7. Allowance for Doubtful Accounts, Impaired Notes Receivable, page 53

3.
We note that the balance of impaired notes receivable increased significantly from the prior year, but the reserve as a percentage of the account balance was relatively lower compared to prior years. Please explain to us your consideration of the reserve estimate to the increase of impaired notes receivables during the year.

Response:

The Company advises the Staff that its reserve methodology for notes receivable involves a subjective evaluation of the likelihood and extent of collection of a given note receivable under the existing circumstances. Events that typically trigger initial reserves for notes receivable include, without limitation, the commencement of a bankruptcy case, litigation and other workout negotiations where the maker of the promissory note or the obligations thereunder are at issue. Upon the occurrence of such an event, the subject note receivable is characterized as impaired by the Company. The extent of the reserves taken on a certain impaired note receivable is then established based on a subjective analysis of the factors that impact our collection efforts. As these factors change, and the likelihood of recovery changes, the Company may adjust the extent of reserves accordingly.

The Company acknowledges that its impaired notes receivable balance increased from the prior year and its reserves as a percentage of the notes receivable balance was relatively lower compared to prior years. The increase in the impaired notes receivable balance in 2014 largely relates to various clients of the Company who made promissory notes in favor of the Company. Based on the Company’s evaluation as of December 31, 2014, Management believes that the risk of non-collection on these notes receivable was considered in its allowance for doubtful accounts analysis and is appropriate. The Company continues to update its evaluation based on new client specific facts and circumstances consistent with its historical evaluation of impaired notes receivable.

4.
In addition, you indicated on page 29 that the aggregate account balance of clients in bankruptcy/pending collection/litigation was $14.9 million at the end of the year, but the impaired notes receivables at year end was only $10.2 million. We note that you considered notes receivables impaired when clients were either in bankruptcy or subject to collection activity. As such, please tell us your consideration of excluding the remaining $4.7 million from impaired notes receivables.

Response:

The Company advises the Staff that the aggregate account balances referenced on page 29 of the 2014 Form 10-K includes both accounts and notes receivable. The remaining $4.7 million reflects accounts receivable balances. Furthermore, the Company notes that its evaluation of impaired receivable balances and the corresponding reserve methodology for both accounts and notes receivable are the same as described in Management’s response to Staff comment #3. In future filings, we will include additional disclosures related to the existing discussion on page 29 of the 2014 Form 10-K to note that such balances related to both accounts and notes receivables.

If you have any questions about the foregoing, please feel free to contact me at (267) 525-8524 or Kenneth A. Schlesinger, Esq. of Olshan Frome Wolosky LLP, the Company's outside legal counsel, at (212) 451-2252.

Sincerely,

/s/ John C. Shea

John C. Shea
Chief Financial Officer

Enclosures

cc:	Robert S. Littlepage, Securities and Exchange Commission
Christie Wong, Securities and Exchange Commission
Ivette Leon, Securities and Exchange Commission
Kenneth A. Schlesinger, Olshan Frome Wolosky LLP